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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

March 2, 2017

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Rule 477 Request by the Griffin Institutional Access Credit Fund
(File Nos. 333-211845 and 811-23159)

Ladies and Gentlemen:

On behalf of our client, the Griffin Institutional Access Credit Fund (the "Trust"), we request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of Pre-Effective Amendment No. 2 filed on Form N-2 on March 1, 2017, edgar accession number 0001398344-17-002771. The Trust is requesting to withdrawal the amendment to refile.

* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis

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